EXHIBIT 99.1

Venadas Vein Discovery Opens New Juanicipio Exploration Potential

Hole VEN-1: 3.0 m (drilling width) grading 392 g/t (11.5 opt) Silver & 5.6 g/t Gold

VANCOUVER, British Columbia, March 04, 2019 (GLOBE NEWSWIRE) -- MAG Silver Corp. (MAG: TSX / NYSE A) (“MAG” or the “Company”) reports the discovery of the northeast (“NE”) oriented ‘Venadas Vein” within the Minera Juanicipio Joint Venture Property (Fresnillo plc 56% / MAG 44%).

Highlights:

  New Venadas Vein discovery is the first ever mineralized vein in the Fresnillo district oriented at a high angle (NE) to the historically mined northwest (“NW”) oriented veins.
  Venadas intercepts lie at a very high-level in the vein zoning model, suggesting considerable depth potential.
  Larger NE structures with intense surface alteration are known within the Juanicipio property and are now high priority exploration targets. None have ever been directly drilled.

The NE-oriented Venadas Vein was inferred from the alignment of fifteen previously unconnected intercepts (See Table 1, Figures 1 & 2) before being cut in an underground development working as a 1.1 metre (“m”) wide vein, reporting 116 grams per tonne (“g/t”) (3.4 ounces per ton (“opt”)) silver, 3.16 g/t gold.  VEN-1, the first drill hole specifically designed to test the Venadas Vein, cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver and 5.54 g/t gold. All intercepts contain negligible base metals and lie above 1,750 m elevation, with most significantly higher than the top of the Valdecañas Vein at 1850 m elevation. This indicates a very high-level overall position in the vein zoning model, suggesting that Venadas has considerable depth potential.

Venadas is the first ever mineralized vein in the overall Fresnillo District oriented at a high angle to the historically mined NW oriented veins. Notably, other much larger NE structures with intense surface alteration are known farther afield within the Juanicipio property and are now priority exploration targets. None have ever been directly drilled.

“This is an entirely new and previously unrecognized vein trend that runs opposite to the expected NW-orientations shown by veins mined for nearly 500 years throughout the known parts of the Fresnillo District. The JV exploration team deserves great credit for puzzling it out” said Dr. Peter Megaw, MAG Silver’s Chief Exploration Officer. “We think these may be very important controls on the overall mineralization system because the Valdecañas Vein gets wider and richer in gold where Venadas and its suspected brethren cross it. Most importantly, the cuts to date are all at high elevations, so we are eager to drill them at depth to see if they improve like Valdecañas”.

Possible Significances

  The recognition of NE-oriented veins different from the well-known NW-orientated veins of the Fresnillo District opens many exploration possibilities within the Juanicipio claim and the district as a whole. Similar NE structures with very strong alteration are known elsewhere within the Juanicipio claim and have seen only reconnaissance mapping: All now become priority exploration targets.

  Most Venadas Vein intercepts to date lie above 1,850 m elevation. This is the depth of the top of the Valdecañas Vein where it splits up into thin, irregular silver and gold-rich veinlets with very low base metal values (See Figure 1). This matches the characteristics of the Venadas Vein seen so far (See Table 1), which suggests it should continue to improve in width and grade to depth for several hundred metres.

  The Venadas Vein projects directly towards the overlap zone between the Valdecañas West and East Veins. This zone has the hallmarks of a major mineralizing-fluid upwelling zone and these intersecting structures may have created an ideal vertical channel for upwelling metal-laden fluids to rise quickly and spread laterally into the individual structures.

  Two suspected similarly NE-oriented structures lie a few hundred metres on either side of the Venadas Vein and are also indicated by unconnected intercepts and extensive surface alteration. The structure to the southeast projects into a distinct vertical bulge in the Valdecañas Vein where gold values go up significantly. These targets should be ideal for drill confirmation from underground.

  Cross-cutting 1.1 km southward from the Valdecañas Vein to the high-grade Juanicipio Vein might be significantly accelerated if development could follow mineralization along the route.

Table 1: Assay Results – Venadas Vein Holes

HOLE-ID	From (m)	To (m)	Length (m)	TW(1) (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Elevation (m)
37P	476.10	481.60	5.50	2.06	489	0.94	0.00	0.02	0.01	1917
Incl.	480.50	481.60	1.10	0.40	1485	1.15	0.01	0.02	0.00
43P	523.55	527.70	4.15	1.43	491	2.69	0.01	0.02	0.02	1843
Incl.	526.05	527.70	1.65	0.57	965	6.39	0.01	0.02	0.01
44P	594.85	597.50	2.65	0.75	121	0.44	0.01	0.04	0.00	1749
78P	583.90	584.90	1.00	0.47	3	0.77	0.00	0.01	0.01	1967
84P	693.60	694.55	0.95	0.55	654	4.02	0.00	0.01	0.00	1828
92P	863.85	865.15	1.30	0.82	73	0.03	0.00	0.00	0.00	1735
IE	485.70	486.80	1.10	0.47	5	0.02	0.00	0.01	0.00	1875
IF2	552.75	554.65	1.90	0.89	98	0.50	0.00	0.00	0.00	1802
IG	436.60	437.30	0.70	0.41	240	1.35	0.00	0.01	0.01	1935
JE	467.35	468.25	0.90	0.42	267	0.53	0.00	0.01	0.00	1916
KD	629.60	631.00	1.40	0.50	171	0.42	0.00	0.02	0.01	1809
M18	635.35	636.10	0.75	0.29	43	0.07	0.00	0.01	0.00	1723
M20-2	467.25	469.05	1.80	0.80	771	0.38	0.00	0.01	0.03	1931
M21	507.30	507.90	0.60	0.23	217	0.24	0.00	0.01	0.01	1896
P4	488.50	489.20	0.70	0.20	122	0.13	0.00	0.01	0.01	1828
RV-4	411.70	419.05	7.35	1.77	245	4.24	0.00	0.01	0.01	1961
Incl.	417.30	418.15	0.85	0.20	1160	25.10	0.00	0.01	0.04
SA-2	202.00	203.55	1.55	0.62	410	0.26	0.00	0.01	0.03	1870
SA-3	209.15	209.95	0.80	0.74	806	5.32	0.00	0.01	0.01	1903
VEN-1	286.05	289.05	3.00	1.10	389	5.54	0.00	0.00	0.00	1905
VM-10	290.06	291.43	1.37	0.94	449	1.30	0.03	0.02	0.00	1853
Underground	-	-	-	1.10	116	3.20	0.00	0.00	-	1955

(1)  TW = True Width and is estimated from sections.

Venadas Vein History

The Venadas Vein was originally intersected in 2011 in Hole 43P, which cut 4.15 m (drilling width) grading 491 g/t silver (14.3 opt) and 2.69 g/t gold Including 1.65 metres grading 965 g/t silver (28.1 opt) and 6.39 g/t gold (See Press Release of September 1, 2011). Several attempts were made to offset this intercept based on the premise that the vein was NW-oriented like all other known veins in the Fresnillo District.  When none succeeded the target was shelved.  More recently, with the discovery of the Anticipada Vein in the hangingwall of the Valdecañas Vein (See Press Release of   August 15, 2016), systematic re-evaluation and remodeling of the many unconnected hangingwall intercepts in historic drill holes led to the recognition that numerous oblique vein intercepts, including 43P, fell on a NE-oriented plane that coincides with a surface-mapped fracture once systematically prospected for kaolinite.  Hole VEN-1 was the first hole designed to test this target directly and cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver, 5.56 g/t gold, with no Lead, Zinc or Copper at 1,905 m elevation. VEN-1 was completed about the same time the Conveyor Ramp exposed the Venadas Vein underground, where cross-cuts now follow it for roughly 20m in both directions. Channel sampling there shows a 1.1 m width, reporting 116 g/t (3.4 opt) silver, 3.16 g/t gold with no base metals.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., and Lyle Hansen, M.Sc., P.Geo have acted as the qualified persons as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer (CXO) and a Shareholder of MAG.  Dr. Megaw is satisfied that the results are verified based on an inspection of the core and underground exposures, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization. Mr. Hansen is a registered Professional Geologist with Engineers and Geoscientists BC (149624) and has more than 10 years experience in epithermal veins. Mr. Hansen is not independent as he is Geotechnical Director of MAG.

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"
President and CEO

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, Vice President Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

Figure 1: Plan map of the Fresnillo District showing the dominant SW oriented veins in contrast to the NE orientation of the Venadas Vein
http://www.globenewswire.com/NewsRoom/AttachmentNg/8d370493-c616-48f6-9004-ce753a283275

Figure 2: Vertical longitudinal section of the Venadas Vein
http://www.globenewswire.com/NewsRoom/AttachmentNg/bbd8f7ca-8d8b-4adb-8e37-ea2320d4c606